K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

April 6, 2021

FILED VIA EDGAR

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Neuberger Berman Next Generation Connectivity Fund Inc. (the “Fund”) File Nos. 811-23635; 333-252699

Dear Ms. Rossotto:

On behalf of the Fund, we submit this letter in response to comments received via email on March 5, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the Fund’s registration statement (the “Registration Statement”) on Form N-2, which was filed with the Securities and Exchange Commission on February 3, 2021. The Fund filed Pre-Effective Amendment No. 1 (the “Amendment”), which reflects changes made in response to your comments and certain other changes.  Each of your comments is repeated below, followed by the Fund’s response. Unless otherwise stated herein, defined terms have the same meaning as used by the Fund in the Amendment.

General

Comment 1: We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Response:  The Fund acknowledges the Staff’s comment.

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Registration Statement Cover

Comment 2: Please check the appropriate boxes to indicate the nature of the Fund.

Response:  The Fund has made the requested change.

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Ms. Karen Rossotto
Securities and Exchange Commission
April 6, 2021

Prospectus Cover

Comment 3: Your Prospectus Cover is several pages long and repeats, sometimes verbatim, information that is contained in the Summary. Please truncate your cover disclosure to focus on, and introduce investors to, the most important aspects of the Fund and the Offering. The Summary and subsequent disclosures may then provide investors with additional information in a layered way, using cross-references where appropriate. Please revise as appropriate.

Response: The Fund has revised certain disclosure, which has reduced the length of the Prospectus Cover. The Fund believes that the Prospectus Cover appropriately discloses important aspects of the Fund and the Offering and is consistent with the length and complexity of the prospectus covers used by other closed-end funds in connection with their initial public offerings. The Fund also notes that the Prospectus Cover will appear shorter once the document is typeset.

Comment 4: On page ii of the Cover, in Investment Objectives, the disclosure states “The Fund’s investment objectives are to provide total return and income.” As the Fund will invest 80% of its total assets in equity securities, and the term “total return” encompasses the Fund’s receipt of income from dividends or other sources, please explain to us supplementally the purpose of including “and income” in the Fund’s objective. Alternatively, please delete “and income” from the Fund’s objective.

Response: The Fund has revised the abovementioned disclosure as follows:

The Fund’s investment objectives are to provide ~~total return~~ capital appreciation and income.

Comment 5: In the following paragraph on page ii, Investment Strategy, the disclosure states:

Under normal market conditions, the Fund will invest at least 80% of its total assets in equity securities…that offer exposure to the use, development and enhancement of the mobile internet through the fifth generation mobile network (“5G”) and future generations of network connectivity and technology (collectively, “5G Companies”). For purposes of this policy, the Fund considers 5G Companies to include companies that are, in the Adviser’s…view, expected to generate a significant amount of their growth potential and/or revenues from the development, advancement, use or sale of products, processes or services related to 5G or future generations of network connectivity and technology [emphasis added].

Regarding this disclosure, please address the following comments:

Ms. Karen Rossotto
Securities and Exchange Commission
April 6, 2021

Response: As a preliminary matter, please note that the Fund has changed its name to “Neuberger Berman Next Generation Connectivity Fund Inc.,” and revised and enhanced its investment strategy disclosure accordingly. As a result, the Staff’s comments in this section are no longer directly applicable.  Below are the Fund’s current investment strategy, marked against the strategy included in the Registration Statement, and separate responses to each of the comment subparts.

Under normal market conditions, the Fund will invest at least 80% of its total assets in equity securities issued by U.S. and non-U.S. companies, in any market capitalization range, that ~~offer exposure to the use, development and enhancement of the mobile internet through the fifth generation mobile network (“5G”) and future generations of network connectivity and technology (collectively, “5G Companies”). For purposes of this policy, the Fund considers 5G Companies to include companies that~~ are, in the Adviser’s (defined below) view, focused on and expected to ~~generate a significant amount of their~~ benefit from the use, development and enhancement of the mobile internet and mobile network connectivity and technology (“NextGen Companies”). The Fund considers NextGen Companies to be companies that, in the Adviser’s view, demonstrate growth potential ~~and/or revenues~~ from the development, advancement, use or sale of products, processes or services related to ~~5G or~~ the fifth generation mobile network and future generations of mobile network connectivity and technology.

a.
Please clarify in the disclosure the meaning of the phrase “offer exposure to”. In doing so, the disclosure should indicate that these securities are of companies with principal business activities economically tied to 5G.

Response: In the course of revising its investment strategy, the Fund has deleted the abovementioned disclosure.

b.
As the Fund’s name refers specifically to “5G Connectivity”, please delete the reference to “future generations of network connectivity and technology” from the 80% test. Alternatively, please include disclosure indicating that companies relying on the future generations of network connectivity have similar economic characteristics to those whose growth and revenue are connected to 5G.

Response: In the course of revising its investment strategy, the Fund has deleted the abovementioned disclosure.

c.	Regarding the disclosure “the Fund considers 5G Companies to include companies”, please replace the phrase “to include” with “to be”.

Ms. Karen Rossotto
Securities and Exchange Commission
April 6, 2021

Response: The Fund’s current investment strategy, provided above, includes the requested disclosure.

d.
In the disclosure, please define “significant” objectively. For example, would significant be equivalent to at least 50% of a company’s revenue or profit? Or equivalent to a company devoting 50% of its assets to 5G? Please revise the disclosure to clarify what standard will be applied to determine the amount of growth and/or revenues would be needed to meet this requirement.

Response: In the course of revising its investment strategy, the Fund has deleted the abovementioned disclosure.

e.	Please clarify in the disclosure the phrase “related to 5G” to indicate how a company’s growth and/or primary source of revenue is directly connected to 5G.

Response: The Fund believes that the revised disclosure, provided above, appropriately describes its revised investment strategy, including what the Fund would consider a NextGen Company.  The current strategy does not seek to categorize a NextGen Company based on its primary source of revenue or specific growth metric.  Moreover, given the broad range of uses for mobile network connectivity and technology and the speed of development in the market, the Fund believes it appropriate to maintain flexibility and not to rely on very rigid or limited perspectives on how to evaluate connections.

Comment 6: The first full paragraph on page iii, Investment Strategy (continued), contains the following disclosure:

The Adviser systematically and explicitly includes material Environmental, Social and Governance (“ESG”) risks and opportunities in investment analysis and investment decisions for all securities to help identify high quality securities. The Adviser conducts ongoing proprietary ESG research, including proactive engagement on ESG issues. The Adviser assesses all securities in relation to their exposure to and the management of material ESG risks.

This exact disclosure is repeated two other times in the Prospectus with no context or explanation of relevance to the Fund and its investment strategy. It is unclear what ESG “risks and opportunities” the Adviser is including in its analysis when determining what securities to buy to achieve the Fund’s objective. In addition, as written, this disclosure is too generic to inform investors about how the Adviser, in making its assessments with respect to material ESG risks, actually measures and analyzes companies. Please respond in accordance with the following:

a.	If ESG considerations are a part of the Fund’s principal strategy, please revise this disclosure to clarify how these considerations are applied specifically to the

Ms. Karen Rossotto
Securities and Exchange Commission
April 6, 2021

Fund and the data and metrics the Adviser uses to evaluate a company’s ESG desirability. In addition, please explain what ESG “risks and opportunities” are and how they are considered in the context of the Fund’s focus on 5G technology.

Response: The Fund believes that the disclosure of the ESG considerations provides an appropriate level of detail to explain in general terms how the consideration of ESG factors is part of the Adviser’s investment analysis and process related to all securities and therefore is important in explaining how the Adviser will implement the Fund’s principal investment strategy.  The Fund also believes that additional disclosure regarding one specific factor or metric versus any other factor or metric used by the Adviser in making investments for the Fund could be potentially misleading since it would suggest undue importance to that factor or metric versus others in the investment process.  Moreover, the Fund does not seek to invest a certain percentage of its assets in issuers that meet specific ESG goals, nor does the Fund screen out certain types of investments based solely on ESG factors.

The Adviser has a long-standing belief that material ESG factors are an important driver of long-term investment returns from both an opportunity and a risk-mitigation perspective.  Risks related to ESG issues can have a measurable effect on a company’s performance.  For example, the revenues and profits of a business can be materially harmed by incidents and issues such as those related to climate change, unfair employment practices and weak corporate governance standards that fails to appropriately align management and shareholder interests.  This is true whether or not the business is focused on 5G or other mobile internet and mobile network technology or connectivity.  Accordingly, by seeking to identify companies that it believes demonstrate a positive focus on social and environmental themes while also integrating strong governance factors, the Adviser believes that exposure to such risks can be mitigated.

The Fund notes that a recent speech by Governor Lael Brainard of the Federal Reserve Board of Governors supports this belief.  Specifically, Governor Brainard, stated:

Financial institutions that do not put in place frameworks to measure, monitor, and manage climate-related risks could face outsized losses on climate-sensitive assets caused by environmental shifts, by a disorderly transition to a low-carbon economy, or by a combination of both. Conversely, robust risk management, scenario analysis, and forward planning can help ensure financial institutions are resilient to climate-related risks and well-positioned to support the transition to a more sustainable economy.1
Additionally, the Fund notes that SEC Commissioner Allison Herren Lee has recently expressed similar sentiments noting that:

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1  “The Role of Financial Institutions in Tackling the Challenges of Climate Change.” (Feb 18, 2021).

Ms. Karen Rossotto
Securities and Exchange Commission
April 6, 2021

…ESG risks and metrics now often underpin traditional investment analyses designed to maximize risk-adjusted returns on investments of all types. They represent a core risk management strategy for portfolio construction.2

b.
If ESG evaluation of potential investments is not a principal strategy of the Fund, please delete this disclosure as its inclusion in the Prospectus is potentially misleading. See Gen. Instr. Part A: The Prospectus of Form N-2 (the prospectus should include only information needed to understand the fundamental characteristics of the Fund).

Response:  The Fund has deleted the abovementioned disclosure from the Prospectus Cover, but has retained it elsewhere in the Prospectus.  As noted above, consideration of ESG factors is part of the Adviser’s investment analysis and process related to all securities and, therefore, important to include in the Prospectus to explain how the Adviser implements the Fund’s principal investment strategy.

Comment 7: On page iii, in the penultimate paragraph of Investment Strategy (continued), the disclosure states “the Fund may invest in securities of U.S. and foreign (non-U.S.) companies.” Please disclose here and in the Prospectus Summary that the Fund’s non-U.S. investments include those in emerging markets.

Response:    The Fund has revised the abovementioned disclosure as follows:

The Fund may invest in securities of U.S. and foreign (non-U.S.) companies, including companies located in emerging markets, of any market capitalization.

Comment 8: Also in this paragraph, the disclosure indicates that the Fund may invest in convertible securities. Please confirm supplementally whether the Company intends to invest in contingent convertible securities (“CoCos”) and, if so, the anticipated amount of the investment. If the Company expects to invest in CoCos, the Company should consider what, if any, disclosure is appropriate. If CoCos will be a principal investment strategy of the Company, please describe them and add appropriate risk disclosure.

Response:  The Fund does not intend to invest in contingent convertible securities as part of its principal investment strategy; however, the Fund may invest in such securities.  As such, the Fund has added appropriate disclosure to its statement of additional information (“SAI”).

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2 “Keynote Remarks at PLI’s 52nd Annual Institute on Securities Regulation.” (Nov. 5, 2020).

Ms. Karen Rossotto
Securities and Exchange Commission
April 6, 2021

Comment 9: In the last paragraph on page iii, in Use of Leverage, the disclosure indicates that the Fund currently does not intend to issue debt securities or preferred shares, but that it may do so. Please confirm supplementally that the Fund will not issue these types of securities for one year following the effectiveness of the Registration Statement.

Response:  The Fund confirms that it will not issue debt securities or preferred stock for one year following the effectiveness of the Registration Statement.

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Prospectus

Prospectus Summary

Comment 10: On page 2, in Eligible Tender Offer, the disclosure states “In anticipation of an Eligible Tender Offer or the Termination Date (such period of time, the “wind-down period”), the Fund may begin liquidating all or a portion of the Fund’s portfolio… .” Is there an anticipated period of time before the Eligible Tender Offer or Termination Date that the wind-down period is expected to begin? If so, disclose.

Response:  The Fund has revised the abovementioned disclosure as follows:

~~In anticipation of~~ The Fund currently expects that beginning approximately one year before an Eligible Tender Offer or the Termination Date (such period of time, the “wind-down period”), the Fund may begin liquidating all or a portion of the Fund’s portfolio, may deviate from its investment policies and may not achieve its investment objectives.

Comment 11: In the first full paragraph on page 5, in Investment Strategies, the disclosure states “The Fund may invest up to 20% of its total assets in equity securities issued by companies that are not 5G companies, as well as in debt securities from any type of issuer and credit rating. If the Fund’s investment in debt securities will include those rated below investment grade, please disclose so and indicate that these securities are known as “junk”.

Response:   The Fund has revised the abovementioned disclosure as follows:

The Fund may invest up to 20% of its total assets in equity securities issued by companies that are not ~~5G~~ NextGen Companies, as well as in debt securities from any type of issuer and credit rating, including non-investment grade securities (commonly referred to as “junk” or “high yield” securities).

Ms. Karen Rossotto
Securities and Exchange Commission
April 6, 2021

Comment 12: Also in Investment Strategies, in the following paragraph on page 5, in the fourth line, the disclosure references “risk-adjusted returns”. Please explain in the disclosure the meaning of the term risk-adjusted.

Response:  The Fund has added the following disclosure:

The Fund’s risk-adjusted return potential factors in the expected amount of investment risk the Fund may be exposed to from its investments.

Comment 13: In this same paragraph on page 5, the disclosure states that the Fund may distribute return of capital to stockholders in order to maintain a level distribution. The disclosure states “A return of capital distribution may involve a return of a Common Stockholder’s original investment.”  Please also disclose, in a simple and understandable manner, what a return of capital’s impact is on shareholders. In doing so, please disclose that while distributions that represent a return of capital will generally not be taxable to shareholders, but rather these distributions may reduce a shareholder’s cost basis, which could result in shareholders having to pay higher taxes in the future when shares are sold, even when shares are sold at a loss from the original investment.

Response:   The Fund has revised the abovementioned disclosure as follows:

A return of capital is a distribution ~~may involve~~ by the Fund that exceeds the Fund’s current and accumulated earnings and profits and which represents a return of a Common Stockholder’s original investment. To the extent a distribution paid by the Fund represents a return of capital, a Common Stockholder's cost basis in Fund shares will be reduced, which will increase a capital gain or reduce a capital loss upon sale of those shares.

Comment 14: In the third paragraph on page 5, the disclosure in the first line states “The Fund may initially write put and call options, the notional amount of which the Fund currently intends would be approximately 10% to 40% of the Fund’s total assets… . Please explain in the disclosure the concept of "notional" amount in plain English.

Response:  The Fund has added the following disclosure:

The notional amount represents the economic exposure provided by the put and call options and represents the shares included in the put and call options multiplied by the exercise price.

Comment 15: On page 6, in the carry-over paragraph, in Leverage, the disclosure references short sales. Please explain briefly in the disclosure here what short sales are. Please also

Ms. Karen Rossotto
Securities and Exchange Commission
April 6, 2021

confirm supplementally that the costs associated with short sales will be included in “Other Expenses” in the fee table on page 34.

Response:    The Fund confirms that the costs associated with short sales will be included in “Other Expenses” in the fee table. In response to the Staff’s comment, the Fund has added the following disclosure at the beginning of “Short Sale Risk” under “Special Risk Considerations” and has included a cross reference this risk disclosure after the abovementioned reference to short sales in the Leverage disclosure.

To effect a short sale, the Fund borrows a security from or through a brokerage firm to make delivery to the buyer. The Fund is then obliged to replace the borrowed security by purchasing it at the market price at the time of replacement.

Comment 16: On pages 7 and 8, in Distributions on Common Stock, please revise the disclosure to clarify the distinction between the Level Rate Distribution Policy and Managed Distribution Policy.

Response: The Fund has revised the abovementioned disclosure as follows:

The Fund has exemptive relief from the Securities and Exchange Commission (“SEC”) to permit it to pay long-term capital gain more frequently than is currently allowed under the 1940 Act, which would allow it to adopt a managed distribution policy (“Managed Distribution Policy”). Pursuant to a Managed Distribution Policy, the Fund could make regular cash distributions to Common Stockholders, at a fixed rate per share of Common Stock or at a fixed percentage of its NAV, that may include periodic distributions of net long- and short-term capital gains or, in certain instances, return of capital.

If the Board determines to rely on the exemptive relief and adopt a Managed Distribution Policy, the Fund would terminate its Level-Rate Distribution Policy.

Comment 17: On page 16, in Special Risk Considerations, Private Companies and Pre-IPO Investments, the disclosure indicates that the Fund’s investments in private companies include pre-IPO shares -- “companies that have not yet issued securities publicly in an initial public offering….” Please disclose these investments in Investment Strategies. Please also disclose the development stage of the Fund’s pre-IPO investments. For example, on page 64, the disclosure in the paragraph entitled Investments in Unseasoned Companies Risk states:

Some of the companies in which the Fund may invest will be start-up companies,

Ms. Karen Rossotto
Securities and Exchange Commission
April 6, 2021

which may have insubstantial operational or earnings history or may have limited products, markets, financial resources or management depth. Some may also be emerging companies at the research and development stage with no products or technologies to market or approved for marketing.

If the Fund will invest in these early stage companies as a principal investment, please disclose these investments in Investment Strategies and include appropriate risk disclosure in Special Risk Considerations. If not, please move the risk disclosure for Unseasoned Companies to the SAI.

Response:   The Fund’s strategy to invest in private companies is not limited to any particular stage of development but the Fund currently expects such investments would not include early stage companies and would instead focus on private companies that the Adviser believes would seek to make an initial public offering within two years of the Fund’s investment.  Therefore, the Fund has added “pre-IPO securities” to its investment strategy but has deleted the abovementioned disclosure regarding Investments in Unseasoned Companies Risk.  Given its current expectations, the Fund believes that the Prospectus risk disclosure regarding pre-IPO securities in “Special Risk Considerations - Private Companies and Pre-IPO Investments Risk is appropriate.  The Fund will add the following statement to its investment strategy on pages 5 and 40.
The Fund currently anticipates that any investments in pre-IPO securities would be in those issued by private companies that the Adviser believes may seek to conduct an initial public offering within two years of the Fund’s investments.

Comment 18: On pages 26-27 in Special Risk Considerations, the disclosure in Foreign and Emerging Market Risk references specifically the Greater China region. The following paragraph is entitled Risks of Investments in China A-shares through Stock Connect Programs. Please disclose in Investment Strategies the Fund’s investment in China as a principal strategy and China A-shares as a principal investment.

Response:  The Fund believes that any investments in China A-shares and in the Greater China region are appropriately addressed in its investment strategy, which provides that the Fund may invest in “securities of U.S. and foreign (non-U.S.) companies, including companies located in emerging markets” and that foreign securities “may be U.S. dollar-denominated or non-U.S. dollar-denominated.” Nonetheless, the Fund believes that investments in China-A shares and in the Greater China region have unique features that are appropriate to describe in its risk section.

Comment 19: On page 29, in Special Risk Considerations, Portfolio Turnover, the disclosure states that the “Fund may engage in active and frequent trading.” If appropriate, please disclose active trading as a principal strategy of the Fund in Investment Strategies.

Ms. Karen Rossotto
Securities and Exchange Commission
April 6, 2021

Response: The Fund has added the following disclosure in Investment Strategies.

The Fund may engage in active and frequent trading of portfolio securities to seek to achieve its investment objectives.

Comment 20: On page 31 and carrying over to page 32, in Special Risk Considerations the disclosure includes a paragraph entitled Climate Change. The paragraph describes the general business and property risks associated with global climate change, but also states the specific risk of loss from climate change affecting “the value of mortgage-backed securities, the bonds of municipalities that depend on tax or other revenues and tourist dollars generated by affected properties, and insurers of the property and/or of corporate, municipal or mortgage-backed securities.” None of these investments are principal strategies of the Fund. Please move this disclosure to the SAI or delete.

Response:  The Fund has deleted the abovementioned disclosure.

Comment 21:  On page 33, in Secondary Market for the Common Stock, the disclosure states “Common Stock will not be issued pursuant to the distribution reinvestment plan at any time when Common Stock is trading at a lower price than the Fund’s NAV per share of Common Stock.” If Common Stock is not issued when the Fund is trading at a discount, how is the distribution reinvestment plan administered during this circumstance? Please disclose.

Response:  The Fund has deleted the abovementioned disclosure.  The Fund generally will not issue new shares of common stock pursuant to its distribution reinvestment plan when its common stock is trading at a discount to its net asset value in the market. Instead, in those circumstances, the plan agent would effect the distribution reinvestment by obtaining shares of the Fund’s common stock in the secondary market.

Comment 22:  Regarding the disclosure in the Prospectus Summary, we have the following comment. We generally encourage providing a prospectus summary where the length and complexity of the prospectus makes a summary useful, and believe a summary should only provide a brief overview of your business, the key aspects of the offering, and related risks. Here the summary is approximately 33 pages and includes 25 pages of detailed risk disclosure that are repeated later in the document. As written, we believe the summary risk disclosure is too lengthy and detailed for its purpose. Please revise as appropriate.

Response: The Fund has considered the Staff's request and has made certain revisions. The Fund believes that the remaining risk disclosure is appropriate for the Fund in light of the requirements of Form N-2 and standard industry practices for underwritten closed-end fund offerings, and the Fund believes it includes information that will help potential investors make informed decisions about whether to invest in the Fund.

Ms. Karen Rossotto
Securities and Exchange Commission
April 6, 2021

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Risks

Comment 23: On page 60, in 5G Companies and Emerging Technologies Investment Risk, the disclosure states “there are few public companies for which 5G technologies represent an attributable and significant revenue or profit stream, and such technologies may not ultimately have a material effect on the economic returns of companies in which the Fund invests.” Please provide enhanced strategy and risk disclosure explaining the types of information and analyses the Adviser will use to determine a company has material exposure to 5G technologies while also addressing any limits to available information and analyses in greater detail.

Response: As mentioned above, the Fund has changed its name and revised its investment strategy and believes that the current investment strategy and risk disclosure address the types of factors that the Adviser will consider when identifying and evaluating potential Fund investments.  The Fund’s investment strategy includes the following disclosure on pages ii, 4 and 39, which discusses five factors that that Adviser will use to identify NextGen Companies:

Through its fundamental research the Adviser will seek to identify companies with certain characteristics, including: (i) stock prices which appear undervalued relative to long-term cash flow growth potential; (ii) companies that are deemed industry leaders represented by high market share, pricing power, or superior technology and/or business models relative to peers or new entrants; (iii) companies that demonstrate potential for significant improvement in their businesses (e.g., top line growth greater than peers, margin expansion and/or increased cash flow generation); (iv) strong financial characteristics, including growth, margins, and/or capital returns and historic valuations on metrics such as price to cash flow, price to earnings or price to book value; and (v) proven management track records.

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Management of the Fund

Comment 24: On page 89, Management Agreement, the disclosure states “A discussion regarding the basis for the approval of the management agreement by the Boards will be available in the Fund’s initial annual report to stockholders.” In place of “initial”, please provide the period covered by the report. See Item 9, Instruction 4, of Form N-2.

Ms. Karen Rossotto
Securities and Exchange Commission
April 6, 2021

Response:  The Fund has revised the abovementioned disclosure as follows:

A discussion regarding the basis for the approval of the management agreement by the Board~~s~~ will be available in the Fund’s ~~initial~~ annual report to stockholders for the period ending October 31, 2021.

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Anti-Takeover and Provisions in the Articles of Incorporation

Comment 25: The disclosure in this section uses lengthy paragraphs, embedded lists, and references to rules and statutory provisions that are not explained. As a result, the disclosure is difficult for investors to understand. Please revise to present this information in clear, concise and understandable language.

Response: The Fund has revised the format and presentation of the abovementioned disclosure to make it easier for investors to read and understand.

Comment 26:  On page 99, in the carry-over paragraph, the disclosure indicates that “certain of the transactions described above may be prohibited by the 1940 Act.” Please explain the reference and why you believe it is appropriate to include such transactions in the Fund’s Articles.

Response: The Fund recognizes that certain transactions, e.g., transactions with large stockholders who are deemed “affiliates” due to their ownership levels, may, among other things, raise concerns under Section 17 of the 1940 Act. The intent of the abovementioned sentence was to disclose that there may be challenges and concerns with respect to certain transaction that may require SEC exemptive or no-action relief or warrant discussion with the SEC Staff before they could be implemented. The Fund has revised the abovementioned disclosure as follows:

The percentage vote required under these provisions is higher than that required under Maryland law or by the 1940 Act. The Board believes that the provisions of the Articles relating to such a higher vote threshold are in the best interest of the Fund and its Common Stockholders. Even if agreed to by the Fund, however, certain of the transactions described above may be prohibited by the 1940 Act unless exemptive or other relief is sought from the SEC.

Comment 27: On page 99, we note your disclosure that the Articles require that, prior to bringing a derivative action, “a demand must first be made on the Board by stockholder(s) representing at least 5% of the shares….” Please exclude an explicit carve-out from the 5% restrictions for claims under the

Ms. Karen Rossotto
Securities and Exchange Commission
April 6, 2021

federal securities laws. In addition, please explain why the fee shifting provision and waiver of a jury trial would be appropriate for claims arising under the federal securities laws. See generally Section 14 of the Securities Act of 1933, as amended (the “Securities Act”).

Response:  The Fund has revised the abovementioned disclosure as follows:

The Articles also require, to the extent permitted by law, that prior to bringing a derivative action, a demand must first be made on the Board by stockholder(s) representing at least 5% of the shares of Fund’s capital stock outstanding, or five percent (5%) of the shares of the class or series of the Fund’s capital stock outstanding to which the action relates, except that no ownership threshold applies with respect to claims brought under the federal securities laws.

With respect to the fee shifting provision, the Fund notes that the federal securities laws provide for fee-shifting in certain instances.  For example, Section 11(e) of the Securities Act provides a mechanism for a court to require a party that brought a suit “without merit” may be required to pay the “costs of such suit, including reasonable attorney’s fees” where an action arises under the Securities Act.  Similarly, the Private Securities Litigation Reform Act, subsection (c) on “Sanctions for Abusive Litigation” contains an entire framework that requires the court to make findings upon completion of an action, as to each party and each attorney’s compliance with Federal Rule of Civil Procedure 11(b), and mandatory sanctions for any violations, with a presumption that such sanction will include fees and costs.

With respect to the waiver provision, the Fund notes that parties may, and regularly agree in advance to, waive trial by jury.  Such waivers have been upheld in a wide variety of contexts and are appropriate for claims arising under the federal securities laws as well.  In addition, the Fund notes that in securities cases, which frequently involve complex financial instruments, a bench trial may well be the preferred choice of all parties.  Indeed, where complex business litigation claims do proceed to trial, such claims are frequently conducted as bench trials.

Comment 28: At the top of page 100, the disclosure states “The Articles provide for the exclusive forum in which certain types of litigation may be brought….” Please name the forum(s) provided for in the exclusive forum provision.

Response:  The Fund has revised the abovementioned disclosure as follows:

The Articles provide ~~for~~ that the federal or state courts in Maryland shall be the exclusive forum in which certain types of litigation may be brought and further provide that any stockholder that files an action in breach of the forum selection requirement in the Articles is liable for all reasonable costs incurred in enforcing the forum selection requirement, including without limitation reasonable attorney’s fees, as determined by the Board.

Ms. Karen Rossotto
Securities and Exchange Commission
April 6, 2021

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Statement of Additional Information

Comment 29:  On page 115, with respect to the Fund’s fundamental investment policies and limitations, #3 Industry Concentration, we have the following comments:

a.
The disclosure states “that the Fund will invest greater than 25% of its total assets in companies operating in one or more industries within the information technology and communication services groups of industries [emphasis added].” Please replace “operating in” with “conducting their principal business in”. Please make corresponding changes throughout the registration statement.

Response: The Fund has made the requested change.

b.
The disclosure indicates that the limitation on industry concentration does not apply to securities of other investment companies. Please note that the Fund and the Adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the Fund is in compliance with its concentration policies. Please add disclosure to clarify that the Fund will consider the investments of its underlying investment companies when determining the Fund’s compliance with its concentration policies.

Response: The Fund believes that it is appropriate to exclude investment companies from the industry concentration policy as the Fund does not believe that investment companies represent any particular industry.  In addition, the Fund is not aware of any regulatory requirement to “look-through” to the holdings of underlying investment companies when determining compliance with its own industry concentration policy.

c.
Please also note that the concentration limitation applies to certain tax exempt securities. The Fund should look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity in order to determine the industry to which the investments should be allocated when determining the fund’s compliance with its concentration policies.

Response:  The Fund notes the Staff’s comment. The Fund does not anticipate investing in private activity municipal debt securities.

d.	The penultimate sentence of the disclosure on concentration states “The Fund’s industry concentration policy does not preclude it from focusing investments in

Ms. Karen Rossotto
Securities and Exchange Commission
April 6, 2021

issuers in a group of related industrial sectors [emphasis added].” Please explain to us supplementally what this sentence means and its purpose in including it in the fundamental restriction. Also, the phrase “industrial sectors” is confusing as the concentration limitation applies to industries but not sectors. Please omit the word “industrial” and clarify that this sentence refers to different economic sectors.

Response:  The Fund has revised the abovementioned disclosure as follows:

The Fund’s industry concentration policy ~~does not preclude it from focusing investments in issuers in a group of related industrial sectors. The policy also~~ will be interpreted to give broad authority to the Fund as to how to classify issuers within or among industries.

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If you have any further comments or questions regarding the Fund’s responses, please contact me at (202) 778-9286 or jennifer.gonzalez@klgates.com.  Thank you for your attention to this matter.

Sincerely,
/s/ Jennifer R. Gonzalez Jennifer R. Gonzalez